Registration No. 333-_____

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

DENBURY INC.

(Exact name of registrant as specified in its charter)

Delaware	**20-0467835**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

5851 Legacy Circle	
Plano, Texas	**75024**
(Address of principal executive offices)	*(Zip Code)*

DENBURY INC. EMPLOYEE STOCK PURCHASE PLAN

(Full title of the plan)

Mark C. Allen	*Copy to:*
Executive Vice President and Chief Financial Officer	**Julian J. Seiguer, P.C.**
Denbury Inc.	**Michael W. Rigdon**
5851 Legacy Circle	**Kirkland & Ellis LLP**
Plano, Texas 75024	**609 Main Street, Suite 4700**
(972) 673-2000	**Houston, Texas 77002**
(Name, address and telephone number, including area code, of agent for service)	**(713) 836-3647**

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

Denbury Inc.

TABLE OF CONTENTS

Denbury Inc.

EXPLANATORY NOTE

Denbury Inc. Employee Stock Purchase Plan

This Registration Statement on Form S-8 (the "Registration Statement") is being filed by Denbury Inc., a Delaware corporation (the "Registrant"), to register an additional 2,000,000 shares of the Registrant's common stock, par value $0.001 per share (the "Common Stock"), reserved for issuance under the Denbury Inc. Employee Stock Purchase Plan ("ESPP") approved by the Company's stockholders at the annual meeting of stockholders on June 1, 2022. The shares being registered pursuant to this Registration Statement are additional securities of the same class as the 6,169,591 shares of Common Stock previously registered under the 2020 Omnibus Stock Incentive Plan for which a Registration Statement on Form S-8 was filed with the Securities and Exchange Commission (the "Commission") on December 4, 2020 (File No. 333-251121) (the "Prior Registration Statement"). Pursuant to General Instruction E on Form S-8, the contents of the Prior Registration Statement are incorporated by reference to this Registration Statement.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

The document or documents containing the information specified in Part I are not required to be filed with the Securities and Exchange Commission as part of this Registration Statement.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

Any reports filed by the Registrant with the Commission after the date of this Registration Statement and before the date that the offering of the securities by means of this Registration Statement is terminated will automatically update and, where applicable, supersede any information contained in or incorporated by reference in this Registration Statement. The Registrant incorporates by reference (excluding any information furnished pursuant to Items 2.02 or 7.01 of any report on Form 8-K, including any related exhibits under Item 9.01) the documents listed below and any future filings made with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold. Each such document shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing of such document:

1. The Registrant's Annual Report on Form 10-K for the year ended December 31, 2021, filed on February 25, 2022 (including the portion of the Registrant's Definitive Proxy Statement on Schedule 14A, filed with the Commission on April 18, 2022, incorporated by reference into Part III thereof);
2. The Registrant's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2022 and June 30, 2022, filed with the Commission on May 6, 2022 and August 4, 2022, respectively;
3. The Registrant's Current Reports on Form 8-K filed with the Commission on May 5, 2022, June 6, 2022 and August 4, 2022; and
4. The description of the Registrant's Common Stock contained in its Registration Statement on Form 8-A (File No. 001-12935), filed with the Commission on September 18, 2020, and any amendment or report updating that description.

**Denbury Inc.**

Any statement contained in a document incorporated or deemed incorporated herein by reference shall be deemed to be modified or superseded for the purpose of this Registration Statement to the extent that a statement contained herein or in any subsequently filed document which also is, or is deemed to be, incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4. Description of Securities.

Not applicable.

Item 5. Interests of Named Experts and Counsel.

None.

Item 6. Indemnification of Directors and Officers.

Under the provisions of Section 145 of the Delaware General Corporation Law (the "DGCL"), the Registrant is required to indemnify any present or former officer or director against expenses arising out of legal proceedings in which the director or officer becomes involved by reason of being a director or officer if the director or officer is successful in the defense of such proceedings. Section 145 also provides that the Registrant may indemnify a director or officer in connection with a proceeding in which he is not successful in defending if it is determined that he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Registrant or, in the case of a criminal action, if it is determined that he had no reasonable cause to believe his conduct was unlawful. Liabilities for which a director or officer may be indemnified include amounts paid in satisfaction of settlements, judgments, fines and other expenses (including attorneys' fees incurred in connection with such proceedings). In a stockholder derivative action, no indemnification may be paid in respect of any claim, issue or matter as to which the director or officer has been adjudged to be liable to the Registrant (except for expenses allowed by a court).

Article IX of the Registrant's Third Restated Certificate of Incorporation (the "Certificate of Incorporation") requires indemnification of directors, officers and other employees to the fullest extent permitted by Section 145 of the DGCL. Furthermore, Article IX of the Certificate of Incorporation explicitly provides that:

• the Registrant may advance expenses, including reasonable attorneys' fees, to individuals entitled to indemnification;

• the Registrant may not take any action to diminish or reduce the rights of individuals entitled to indemnification after the occurrence of the events to which the indemnification relates;

• any person entitled to indemnification by the Registrant may bring suit against the Registrant if it does not pay them within 30 days after receiving a written demand for indemnification and, if successful, such person may recover their expenses for such suit, including attorneys' fees, from the Registrant. In the suit, the Registrant will have the burden of proving any defense that the person is not eligible for indemnification under the DGCL; and

• any director or officer of the Registrant that is a witness in any action, suit or proceeding, by reason of such position as director or officer of the Registrant, shall be entitled to indemnification.

Additionally, the Registrant maintains directors' and officers' insurance which includes coverage for liability under the federal securities laws.

Article X of the Registrant's Certificate of Incorporation limits the personal liability of a director to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that a director's liability may not be limited (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

Denbury Inc.

The Registrant has entered into indemnification agreements with its directors and executive officers. The indemnification agreements do not increase the extent or scope of indemnification provided to the Registrant's directors and executive officers under the Registrant's Certificate of Incorporation, but set forth indemnification and expense advancement rights and establish processes and procedures determining entitlement to obtaining indemnification and advancement of expenses.

Item 7. Exemption from Registration Claimed.

Not applicable.

Item 8. Exhibits.

The following is a list of exhibits filed as part of this Registration Statement, which are incorporated herein:

<u>**INDEX TO EXHIBITS**</u>

Exhibit No.	Document Description
4.1	Denbury Inc. Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 of Form 8-K filed by the Company on June 6, 2022, File No. 001-12935).
4.2	Third Restated Certificate of Incorporation of Denbury Resources Inc. (incorporated by reference to Exhibit 3.1 of Form 8-K filed by the Company on September 18, 2020, File No. 001-12935).
4.3	Fourth Amended and Restated Bylaws of Denbury Resources Inc., as of September 18, 2020 (incorporated by reference to Exhibit 3.2 of Form 8-K filed by the Company on September 18, 2020, File No. 001-12935).
5.1*	Opinion of James S. Matthews, Executive Vice President, Chief Administrative Officer, General Counsel and Secretary of Denbury Inc.
23.1*	Consent of PricewaterhouseCoopers LLP.
23.2*	Consent of DeGolyer and MacNaughton.
23.3*	Consent of James S. Matthews (included in Opinion filed as Exhibit 5.1 hereto).
24.1*	Power of Attorney (included on signature page).
107*	Filing Fee Table

*   Included herewith.

Item 9. Undertakings.

(a)   The undersigned Registrant hereby undertakes:

     (1)   to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

         (i)   to include any prospectus required by Section 10(a)(3) of the Securities Act;

         (ii)   to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§ 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum

Denbury Inc.

aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

    (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement;

    (2)   that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

    (3)   to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)   The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Denbury Inc.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plano, State of Texas, on this 4th day of August 2022.

DENBURY INC.

By: /s/ Mark C. Allen
_____
Mark C. Allen
Executive Vice President, Chief Financial Officer,
Treasurer and Assistant Secretary

By: /s/ Nicole Jennings
_____
Nicole Jennings
Vice President and Chief Accounting Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and appoints Christian S. Kendall, Mark C. Allen and James S. Matthews, and each of them, each with full power to act without the other, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement, and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each of said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person hereby ratifying and confirming that each of said attorneys-in-fact and agents or his substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on August 4, 2022.

DENBURY INC.

By: /s/ Christian S. Kendall
_____
Christian S. Kendall
Director, President and Chief Executive Officer
(Principal Executive Officer)

By: /s/ Mark C. Allen
_____
Mark C. Allen
Executive Vice President, Chief Financial Officer,
Treasurer and Assistant Secretary
(Principal Financial Officer)

By: /s/ James S. Matthews
_____
James S. Matthews
Executive Vice President, Chief Administrative
Officer, General Counsel and Secretary

By: /s/ Kevin O. Meyers
_____

Denbury Inc.

	Kevin O. Meyers
	Chairman of the Board of Directors and Director

By:	/s/ Anthony M. Abate
	Anthony M. Abate
	Director

By:	/s/ Caroline G. Angoorly
	Caroline G. Angoorly
	Director

By:	/s/ James N. Chapman
	James N. Chapman
	Director

By:	/s/ Lynn A. Peterson
	Lynn A. Peterson
	Director

By:	/s/ Brett R. Wiggs
	Brett R. Wiggs
	Director

By:	/s/ Cindy A. Yeilding
	Cindy A. Yeilding
	Director

Exhibit 5.1

August 4, 2022

Denbury Inc.
5851 Legacy Circle
Suite 1200
Plano, Texas 75024

Re: Securities Being Registered under Registration Statement on Form S-8

Ladies and Gentlemen:

This opinion letter is furnished to you in connection with the Registration Statement on Form S-8 ("**Registration Statement**") to be filed with the Securities and Exchange Commission (the "**SEC**") by Denbury Inc., a Delaware corporation (the "**Company**"), pursuant to the Securities Act of 1933, as amended (the "**Securities Act**"), relating to 2,000,000 shares of the $0.001 par value common stock (the "**Common Stock**") of the Company that may be issued by the Company under the Denbury Inc. Employee Stock Purchase Plan (the "**ESPP**"). For the purposes hereof, the 2,000,000 shares of Common Stock that may be issued under the ESPP will be referred to collectively as the "**Shares**."

As Executive Vice President, Chief Administrative Officer, General Counsel and Secretary of the Company, I am familiar with the proceedings taken and proposed to be taken by the Company in connection with the registration of the Shares. I have examined (i) the Third Restated Certificate of Incorporation of the Company and the Fourth Amended and Restated Bylaws of the Company; (ii) minutes and records of the corporate proceedings of the Company with respect to the ESPP, the issuance of the Shares pursuant to the ESPP, the filing of the Registration Statement with the SEC and related matters; (iii) the Registration Statement and exhibits thereto; (iv) the ESPP; and (v) such other documents and instruments as I have deemed necessary for the expression of the opinion contained herein.

In making the foregoing examinations, I have assumed the genuineness of all signatures and the authenticity of all documents submitted to me as originals, and the conformity to original documents of all documents submitted to me as copies; the legal capacity of all natural persons; and that all applicable fiduciary duties have been satisfied. In making my examination of documents executed by parties other than the Company, I have assumed (i) that each other party has the power, authority and capacity to execute and deliver, and to perform and observe the provisions of, such documents; (ii) the due authorization by each such party of all requisite action and the due execution and delivery of such documents by each such party; and (iii) that such documents constitute the legal, valid and binding obligations of each such party. As to any facts material to the opinion expressed herein, I have relied upon statements and representations of officers and other representatives of the Company and public officials, and have conducted no special investigation of factual matters in connection with this opinion.

My examination of matters of law in connection with the opinion expressed herein has been limited to the General Corporation Law of the State of Delaware, including the applicable provisions of the Delaware Constitution and the reported judicial decisions, rules and regulations interpreting such law. I express no opinion with respect to the laws of any other jurisdiction, and I express no opinion herein concerning any other laws, rules or regulations (including, without limitation, the application of the securities or "blue sky" laws of any state to the offer and/or sale of the Shares).

Based upon my examinations, and the consideration of, and reliance upon, the documents and other matters described above, and assuming that:

(1) the Shares to be issued or sold in the future under the ESPP will be duly issued or sold in accordance with the terms of the ESPP;

(2) the Company maintains an adequate number of authorized but unissued shares and/or treasury shares for issuance of Shares to be issued pursuant to the ESPP; and

(3) the lawful consideration for the Shares issued pursuant to the ESPP is actually received by the Company as provided in the ESPP and exceeds the par value of such Shares,

I am of the opinion that Shares issued or sold in accordance with the terms of the ESPP will be legally issued, fully paid and nonassessable.

The opinion expressed herein is rendered pursuant to Item 601(b)(5)(i) of Regulation S-K under the Securities Act and may not be used or relied upon for any other purpose.

I hereby consent to the inclusion of this opinion as Exhibit 5.1 to the Registration Statement. In giving such consent, I do not admit that I am in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the SEC promulgated thereunder.

This opinion is rendered to you as of the date hereof, and I undertake no obligation to advise you of any change in any applicable law or in facts or circumstances which might affect any matters or opinions set forth herein.

Very truly yours,

/s/ James S. Matthews

James S. Matthews

Executive Vice President, Chief Administrative Officer,
General Counsel and Secretary

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Registration Statement on Form S-8 of Denbury Inc. of our report dated February 24, 2022 relating to the financial statements and the effectiveness of internal control over financial reporting of Denbury Inc., which appears in Denbury Inc.'s Annual Report on Form 10-K for the year ended December 31, 2021.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Dallas, Texas

August 4, 2022

Exhibit 23.2

DEGOLYER AND MACNAUGHTON
5001 SPRING VALLEY ROAD
SUITE 800 EAST
DALLAS, TEXAS 75244

August 4, 2022

Denbury Inc.
5851 Legacy Circle
Plano, Texas 75024

Ladies and Gentlemen:

We hereby consent to the use of the name DeGolyer and MacNaughton and to the references made to DeGolyer and MacNaughton in the Form S-8 Registration Statement of Denbury Inc. (with respect to the Denbury Inc. Employee Stock Purchase Plan), to be filed with the United States Securities and Exchange Commission on or about August 4, 2022, and in the Denbury Inc. Annual Report on Form 10-K for the year ended December 31, 2021, to the incorporation by reference of our report of third party dated February 3, 2022, regarding the estimated proved reserves of Denbury Inc., and to the inclusion of information taken from our reports entitled "Report as of December 31, 2021 on Reserves and Revenue of Certain Properties with interests attributable to Denbury Inc.," "Report as of December 31, 2020 on Reserves and Revenue of Certain Properties with interests attributable to Denbury Inc.," and "Report as of December 31, 2019 on Reserves and Revenue of Certain Properties with interests attributable to Denbury Resources Inc."

Very truly yours,

/s/ DeGolyer and MacNaughton

DeGolyer and MacNaughton
Texas Registered Engineering Firm-716

Exhibit 107

Calculation of Filing Fee Table

Form S-8
(Form Type)

Denbury Inc.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

Security Type	Security Class Title	Fee Calculation Rule	Amount Registered(1)(2)	Proposed Maximum Offering Price Per Share(3)	Maximum Aggregate Offering Price(3)	Fee Rate	Amount of Registration Fee
Equity	Common Stock, $0.001 par value	457(c) and 457(h)	2,000,000 shares	$69.01	$138,020,000	0.0000927	$12,794
Total Offering Amount					$138,020,000		$12,794
Total Fee Offsets							$—
Net Fee Due							$12,794

(1) Denbury Inc., a Delaware corporation (the "Registrant"), is filing this Registration Statement on Form S-8 (this "Registration Statement") to register the issuance of an additional 2,000,000 shares of the Registrant's common stock, $0.001 par value (the "Common Stock"), which are issuable pursuant to the Denbury Inc. Employee Stock Purchase Plan (the "ESPP").

(2) Pursuant to Rule 416(a) under the Securities Act of 1933, as amended (the "Securities Act"), this Registration Statement shall also cover an indeterminate number of additional shares of Common Stock that may become issuable under the ESPP pursuant to this Registration Statement by reason of any stock dividend, stock split, recapitalization or any other similar transaction effected without receipt of consideration that results in an increase in the number of the Registrant's outstanding shares of Common Stock.

(3) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) and (h) under the Securities Act based on the average of the high and low prices per share of Common Stock as reported on the New York Stock Exchange on August 1, 2022.